

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 3, 2011

Thomas A. James
Chief Executive Officer
880 Carillon Parkway
St. Petersburg, FL 33716

> **Re:** **Raymond James Financial, Inc.**
> **Form 10-K for Year Ended September 30, 2010**
> **Form 10-Q for Quarter Ended December 31, 2010**
> **File No. 001-09109**

Dear Mr. James:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies

Loan Loss Provisions arising from Operations of RJ Bank, page 58

1.   We note that your allowance for loan loss includes allowances calculated based on formulas for homogenous classes of loans. Please provide the following information surrounding your allowance for non-impaired loans:

- How historic loss rates are calculated and applied

- How loans are grouped for purposes of deriving historic loss rates

- Periods used to determine historic loss rates (both number of periods and period of time, i.e. 12 month loss rates based on rolling 4 quarters of charge-offs during the last 16 quarters), and if there were changes made during the current period, describing the changes and explaining why made

- If there is a portion of the allowance for non-impaired loans that is not calculated based on applying loss rates to the outstanding balance, please tell us that portion, describing how it is calculated, and how the calculation has changed during the current period

2. In regards to your collateral dependent loans, please tell us:

- Whether you make any adjustments to the appraisals and why

- Type of appraisal, such as "retail value" or "as is" value

- How partially charged-off loans measured for impairment based on the collateral value are classified and accounted for subsequent to receiving an updated appraisal. For example, whether the loans are returned to performing status or whether they remain as nonperforming

- Typical timing surrounding the recognition of loan as non-accrual and recording of any provision or charge-off

- In the event external appraisals are not used to determine the value of the underlying collateral or where the appraisal process has not been updated, please tell us your procedures for estimating the value of the collateral for those loans

Financial Statements and Notes

Note – Summary of Significant Accounting Policies, page 79

Bank Loans and Allowance for Loans, page 85

3. We note that you aggregate like SBA loans with similar characteristics into pools for securitization. Please provide to us a description of your obligations relating to the various representations and warranties that you made in connection with your securitization activities and whole loan sales. In addition, please tell us the implications of any foreclosure review, including potential delays in completing foreclosures, if applicable. Please ensure that you address your role as an originator, securitizer, servicer, and investor, as applicable. Depending on your circumstances, please consider the following points:

- Risks and uncertainties associated with potentially higher repurchase requests as a result of any foreclosure review process and any changes to the methodology or processes you use to estimate any repurchase reserve;

- Litigation risks and uncertainties related to any known or alleged defects in the securitization process, including any potential defects in mortgage documentation or in the assignment of the mortgages;

- Litigation risks and uncertainties related to any known or alleged breach of the pooling and servicing criteria, including any potential defects in the foreclosure process;

- Risks and uncertainties associated with any agreements or understandings, including for indemnification and settlement, with title, mortgage, and bond insurers regarding coverage;

- Potential effects of defects in the securitization process or improper application of the pooling and servicing criteria on the valuation and any possible impairment of your mortgage servicing rights (MSR);

- Potential effects of defects in the securitization process or improper application of the pooling and servicing criteria on the recognition or impairment of servicing advances, and related effects to your liquidity; and

- Potential effects of changes in the timing of sales of loans, other real estate owned, and mortgage-backed securities resulting from such issues to your liquidity and any related effects on the valuation and impairment of these assets.

4.   Please tell us whether you have established a reserve relating to representations and warranties attributable to loans that you have sold. In addition, please provide a roll-forward of this reserve presenting separate amounts for increases in the reserve due to changes in estimate and new loan sales and decreases attributable to utilizations/realization of losses.

Note 7 – Bank Loans, net, page 102

5.   Please tell us whether you have performed any commercial real estate or other type of loan workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of workouts, provide us with and revise your future filings to disclose the following:

- Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented.

- Discuss the benefits of this workout strategy, including the impact on interest income and credit classification.

- Discuss the general terms of the new loans and how the A note and B note differ, particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates.

- Clarify whether the B note is immediately charged-off upon restructuring.

- Describe your nonaccrual policies at the time of modification and subsequent to the modification. Specifically disclose whether you consider the total amount contractually due in your non-accrual evaluation and how you consider the borrower's payment performance prior to the modification.

- Confirm that the A note is classified as a troubled debt restructuring and explain your policy for removing such loans from troubled debt restructuring classification.

6. Please tell us whether you have noticed an increase in any loan categories such as commercial real estate or construction loans that have been extended at maturity for which you have not considered the loans to be impaired due to the existence of guarantees. If so, provide us with the following information and consider enhancing your disclosure in future filings accordingly:

- The types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;

- To the extent you extend commercial loans at or near maturity at the existing loan rate due to the existence of a guarantee, tell us how you consider whether it is a troubled debt restructuring;

- In detail, how you evaluate the financial wherewithal of the guarantor, addressing the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed;

- How many times you have sought performance under the guarantee discussing the extent of the successes. As part of your response, discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee; and

- Quantify the dollar amount of commercial loans in which your carrying value is in excess of the appraised value but not considered impaired due to the existence of guarantees.

Note 22 – Regulations and Capital Requirements, page 128

7. We note your disclosure on page 129 of Tier 1 risk-based and leverage ratios, leverage ratio, adjusted leverage ratio, and debt to equity ratio. Please provide us with an expanded discussion of the uses of these ratios beyond assessing compliance with federal banking regulators' minimum guidelines. In your discussion, tell us the reasons for any significant changes in these ratios from period to period and the impact that these changes have had or are expected to have on the company's operations. Please provide to us your disclosure for future filings that includes this discussion

Legal Matter Contingencies, page 119

8. We note you have been subject to on-going investigations in connection with your auction rate securities. Please tell us whether you have settled any of these investigations as of to date and the total related settlement amount. To the extent the settlement amount is material, tell us whether an accrual was recognized in the period the contingent loss became probable and reasonably estimable.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Thomas A. James
Raymond James Financial, Inc.
March 3, 2011
Page 6

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Crittendon, Accountant at (202) 551-3472 or me at (202) 551-3629 with any questions.

Sincerely,

Kevin Woody
Accounting Branch Chief